August 20, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4041

Attention: Mr. McTiernan

Re:	Granite Hotel Properties, Inc.

Gaylord Entertainment Company

Registration Statement on Form S-4

File No. 333-182352 (the “Registration Statement”)

Dear Mr. McTiernan:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Granite Hotel Properties, Inc. (“Granite”) and Gaylord Entertainment Company (“Gaylord”) (each of Granite and Gaylord individually, a “Registrant” and collectively, the “Registrants”) hereby request acceleration of the effective date of the Registration Statement to 5:00 p.m., Eastern Daylight Time, on August 20, 2012, or as soon thereafter as is practicable.

In addition, at the request of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), each of the Registrants acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this request, please contact me at (615) 316-6000 or our counsel, F. Mitchell Walker, at Bass, Berry & Sims PLC at (615) 742-6275.

Sincerely,

Granite Hotel Properties, Inc.

By:	/s/ Carter R. Todd

Name:	Carter R. Todd
Title:	General Counsel and Secretary

Gaylord Entertainment Company

By:	/s/ Carter R. Todd

Name:	Carter R. Todd
Title:	Executive Vice President, General Counsel and Secretary